PLAYER AGREEMENT

This Player Agreement (this "Agreement") is entered into by and between Finlete Funding, Inc., a Delaware corporation ("Finlete"), and Echedry Miguel Vargas Henriquez ("Player"), as of the latest date set forth on the signature page (the "Effective Date"). For the purposes of this Agreement, Finlete and Player each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of a player's control, and that baseball players may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time. The future earnings of minor league baseball players are especially variable and uncertain. Thus, the Parties desire to share the risks associated with the uncertainty of Player's potential earnings; and

WHEREAS, Player understands the risk that if he has a successful baseball career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Player is not Selected (as defined below) or doesn't sign a Contract or that it may never receive payments in excess of the Finlete Payment; and

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Section 9 of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Player understands Player may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including at Section 9.1.5.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. DEFINITIONS

1.1 "Confidential Information" has the meaning set forth in Section 6.1.

1.2 "Contract" means any contract or agreement between Player and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Player plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Player will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball player contract or agreement between Player and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

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1.3 "Finlete Payment" has the meaning set forth in Section 2.1.1.

1.4 "Funding Period" is the period of time commencing on the Effective Date and ending on July 31, 2024.

1.5 "Installment Payment" has the meaning set forth in Section 2.1.2.

1.6 "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

1.7 "MLB" has the meaning set forth in Section 1.15.1.

1.8 "Major League Baseball Players Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Players Association, which in 20023 may be viewed in part, with proper access credentials, at the following URL: http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

1.9 "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

1.10 "Permitted Use" has the meaning set forth in Section 3.2.

1.11 "Player Payments" has the meaning set forth in Section 2.2.

1.12 "Professional Baseball Earnings" means all the pre-tax earnings of a Player (i) paid to Player by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Player's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Player by reason of Player's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Player in service to a Team. Professional Baseball Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Player's income or any portion thereof.

1.13 "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.5.

1.14 "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series for such year, regardless of the league in which Player plays.

1.15 "Selected" means Player has signed a baseball player agreement with a baseball club which is a member of a Major League, wherein:

    1.15.1   For United States Major League Baseball ("MLB"), the Player signs a Major League Uniform Player's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more the of following conditions are met:

    1.15.1.1   The Player accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

    1.15.1.2   Player makes their Major League debut in any Post-Season series; or

    1.15.1.3   Player's UPC is a multi-year contract that covers more than one Championship Season; or

    1.15.1.4   Player's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

    1.15.2 Any Contract signed by Player with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

1.16   "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Player.

1.17   "Transfer" has the meaning set forth in Section 3.5.

1.18   "UPC" has the meaning set forth in Section 1.15.1.

2.   PAYMENTS.

2.1   **Finlete Payment.**

    2.1.1   Finlete, subject to the terms and conditions herein, shall make payments to Player in an aggregate amount of up to $500,000 (the "Finlete Payment") in consideration for up to a 10% interest in Player's "Professional Baseball Earnings" (defined below) for a period of 25 years from the Effective Date of this Agreement if Player is Selected (as defined below) by a Major League baseball member club during that period or signs any Contract.

    2.1.2   Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Player Payments (as defined in Section 2.2), Finlete, in its discretion, may fund, and Player agrees to accept, the Finlete Payment, which shall be tendered in installments of $5.56 each, over the Funding Period (each such payment may be referred to herein as an "Installment Payment").

    2.1.2.1 Finlete shall, with one or more subsidiaries or affiliates, make commercially reasonable efforts over the Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Player Payments.

    2.1.2.2 Finlete shall manage and direct use of the capital raised over the

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Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

2.1.2.3 Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after the Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Player.

2.1.2.4 Finlete does not guaranty or warranty its ability to successfully raise sufficient capital to pay Player all or part of the Finlete Payment.

2.1.3 The Finlete Payment is not a loan and Player is not responsible for paying any amounts to Finlete unless Player is Selected by a Major League team or signs a Contract, as further described herein.

2.2 Player Payments. "Player Payments" are 0.000112% of Player's Professional Baseball Earnings over the Term for each Installment Payment made by Finlete to Player up to a total of 10% of Player's Professional Baseball Earnings over the Term, payable as provided for in Section 2.2.2.

2.2.1 **Obligation to Make Payments.** Player shall have no obligation to make any Player Payments to Finlete unless and until the Player is Selected by a Team or signs a Contract. Player shall have no obligation to pay to Finlete any difference between the aggregate payments made by Player to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

2.2.2 **Timing of Player Payments.** Except as provided in Section 2.3.1, which applies to guaranteed contracts with a Team, Player shall make Player Payments to Finlete in two (2) installments during each Season, regardless of the league in which Player plays, generally as follows: (i) (50%) of Player Payments due from the beginning of the Season through the U.S. Major League Baseball All-Star Game during such Season, which shall be paid within five (5) business days after the U.S. Major League Baseball All-Star Game during such Season; (ii) if the Team does not qualify for the playoffs, the balance of Player Payments for the Season, which payment shall be paid within five (5) business days after the conclusion of the regular season; and (iii) if the Team qualifies for the playoffs, the balance of the Player Payments due from the date of the U.S. Major League Baseball All-Star Game through the earlier of (x) the conclusion of the Team's season if it is eliminated from contention for the World Series, and (y) the conclusion of the World Series, which shall be paid by February 1 of the following year. In the event no U.S. Major League Baseball All-Star Game is played in a given Season for any reason, the payment due under clause (i) above shall be due by July 10 of such year. In the event no U.S. Major League Baseball World Series is played in a given year for any reason, the Player Payment due under clause (iii) above shall be due by November 10 of such year. In the event useful and convenient due to differences in timing of payments of non-MLB Major League salary payments, Player will reasonably cooperate with Finlete in annually splitting Player Payments into two installments spanning roughly equal length or duration.

2.2.3 **Player Payments Proportional to Finlete Payment.** For avoidance of doubt and as indicated by the definition of Player Payments, once Player is obligated hereunder to commence tendering Player Payments, the percentage of Player Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Player following close of the Funding Period. For example, if Finlete tenders the full amount of the Finlete Payment (100%) to Player following the end of the Funding Period, Player shall tender the full ten percent (10%) of Player's Professional Baseball Earnings over the Term, whereas, if Finlete only tenders half of the Finlete Payment to Player following the end of the Funding Period, then Player is only obligated to tender half, five (5%) of Player's Professional Baseball Earnings over the Term. By way of further example, if Player is tendered a total of $125,000 of the Finlete Payment following the end of the Funding Period, then Player Payments owed, if any, shall only constitute 2.5% of Player's Professional Baseball Earnings over the Term.

2.3 **Assisting Finlete in Receiving Player Payments.** Player shall to take all reasonable steps to ensure prompt tender of Player Payments to Finlete owed under this Agreement, including but not limited to the following:

2.3.1 *Automatic Withdrawal of Player Payments.* If Player enters into a guaranteed Major League contract, Player shall cooperate with Finlete to arrange for the automatic withdrawal and payment to Finlete of the Player Payments from all payments to the Player under the guaranteed Contract. Player shall tender the Player Payments to Finlete consistently with the terms of Section 2.2.2; provided, however, that in no case shall any Player Payments be delivered later than fifteen (15) days following receipt of such funds by Player (or any other person or entity on behalf of Player). To the extent that Finlete and Player are not able to come to a mutually agreeable method for automatic payment to Finlete of the Player Payments, Player authorizes Finlete to deliver a Payment Instruction Letter to each payor of Professional Baseball Earnings, directing the payor to reassign to Finlete and tender directly to Finlete the Player Payments. Player shall be solely responsible for ensuring that Player Payments are timely tendered to Finlete and no failure of automatic withdrawal or debit shall excuse, alter, amend, modify or diminish Player's payment obligations hereunder.

2.3.2 *Assignment of Players Right to Receive Player Payments.* To secure Finlete's right to receive the Player Payments, to the maximum extent permitted under applicable law, Player hereby assigns, as and when earned, or shall assign when Player has an assignable interest in any future Player Payments, to Finlete, all right, title and interest in and to the Player Payments.

2.3.3 *Earnings Under Guaranteed Contracts.* If a Player is playing under Contract, all earnings qualify as Professional Baseball Earnings even if Player is playing for a minor league team, or not playing at all, at the time the payments are made.

2.3.4 *Effect of Marriage on Player Payments.* Player shall, if applicable, use their best efforts to secure the signature of Player's spouse in substantially the form of spousal consent attached hereto as Exhibit D. In the event that Player fails to secure such signature, and as a result a portion of the Professional Baseball Earnings of Player is deemed "community property," or Player's spouse can otherwise claim legal ownership to any Professional Baseball Earnings, then Player shall nonetheless be required to calculate and deliver any installment payments of the Player Payments based on the entirety of the Professional Baseball Earnings as applicable, including any such portion thereof that is deemed to be such spouse's share of community property or otherwise property of such spouse.

2.4 **Taxes**. Player shall be solely responsible the payment of any tax and governmental fee(s) assessed on the Finlete Payment. Finlete shall not indemnify or "gross up" Player for the amount of any tax, withholding or government fee. Player shall promptly indemnify, defend and hold Finlete harmless from and against any tax, withholding, penalty or interest, or other fee which the Player is obligated to make arising from or related to Player's receipt of the Finlete Payment, to the extent it is claimed against, imposed upon or suffered by Finlete or which Finlete may incur as a result of Finlete's failure to deduct and withhold from the Finlete Payment.

2.5 **Payment Method.** Except as otherwise approved by Finlete in writing or to the extent that Player Payments are made directly to Finlete pursuant to a Payment Instruction Letter, each installment payment of the Player Payments shall be made via bank wire transfer pursuant to wire transfer instructions provided by Finlete to Player in writing, as may be updated by Finlete from time to time.

2.6 **Additional Payment Terms.**

2.6.1 In the event Player is prohibited from making payment of any installment of the Player Payments at the time when it is due and payable to Finlete hereunder by reason of any applicable law, Player shall promptly notify Finlete and, at Finlete's request, Player shall deposit any such blocked funds to the credit of Finlete in a bank or banks or other depository institution as permitted by law and designated in writing by Finlete, or tender payment to such persons or entities as Finlete may designate in writing from time to time.

2.6.2 Player acknowledges and agrees that time is of the essence in connection with performance of Player's payment obligations hereunder. In the event that any payment due to Finlete hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Finlete, (a) Player shall also pay to Finlete interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by New York law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Finlete during the applicable Season shall become immediately due and payable; and (c) Player shall reimburse Finlete for all costs and expenses (including related attorneys' fees and costs) incurred by Finlete in connection with collecting or attempting to collect such payment.

2.6.3 Finlete reserves its rights to rely on information provided by third parties, including MLB and a Team, to determine Player's Professional Baseball Earnings from which Player Payments are due and owing hereunder. If either Party has reason to believe that the calculation of Professional Baseball Earnings, Player Payments or Installment Payments is in error, or the amounts tendered via automatic withdrawal or otherwise hereunder are in error, they will notify the other Party and the Parties will reasonably cooperate and work together in good faith to cure any overpayment or underpayment to Finlete or Player, as the case may be.

2.7   Records; Audit Rights. Player shall maintain until at least twelve (12) months after the end of the Term, records of all IRS Form W-2s relating to Professional Baseball Earnings during the Term. During the Term and for twelve (12) months thereafter, Finlete or its representatives may, no more than once every twelve (12) months and upon no less than ten (10) days advance written notice, inspect and make copies of Player's tax returns and other business records and agreements for the purpose of verifying the amount of the Player Payments. Such audit shall be at Finlete's sole cost and expense; provided, however, that if an audit reveals underpayment of any Player Payments owed greater than five percent (5%), Player shall promptly reimburse Finlete for each such underpayment together with interest as provided for in Section 2.6.2(a) and, in addition to the reimbursement of any underpayment(s), Player shall also promptly reimburse Finlete for the reasonable costs of the audit.

3.   LICENSE, APPEARANCES, AUTOGRAPHS AND RIGHT OF FIRST REFUSAL

3.1 Appearances. Player shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Time or Duration:	30 minutes each.
Responsibilities:	Player shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

Player shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Player or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

Finlete shall have the right to publish public announcements, press releases or advertisements announcing Player's appearances under this Agreement.

3.2 Grant of Non-exclusive License to Finlete. In consideration of the right to the Finlete Payment and the other terms and conditions herein, Player grants to Finlete, throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Player's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical authographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Player or Player's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "**Permitted Use**".

    3.2.1 **Wind-down of Permitted Use.** Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates shall have twelve (12) months in which to liquidate any stock of product inventory that exists as of the date of expiration or termination of this Agreement. Liquidation shall be consistent with the covenants set forth in Section 5.1(d) and shall be governed by the survival of the terms and conditions hereof as described in Section 10.6.

3.3 Autographs. Player shall, annually over the Term if requested by Finlete in writing (email shall suffice), autograph at least one-hundred (100) items tendered to Player by Finlete. The items for Player to autograph shall be selected by Finlete and tendered to Player at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Player and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Player shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Player may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Player or Finlete.

3.4   Obligations of Finlete. Finlete shall have no duties to Player other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Player regarding Player's professional baseball career or earnings and is not a Player Agent or Expert Agent Advisor as those terms are defined under the MLBPA Regs regarding agents.

3.5   Right of First Refusal. No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as a "Transfer'') any interest in future earnings, whether Professional Baseball Earnings or any other form of earnings related to Player's baseball career, such as endorsement earnings, Player shall provide Finlete with written notice of Player's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Player, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Player's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Player's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.5 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

4.   INFORMATION RIGHTS

4.1   Annual Reports. If and after Player is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Player shall tender to Finlete all of Player's IRS Form

W-2(s) for all Professional Baseball Earnings for the previous twelve (12) month period.

4.2   Material Changes. Subject to Player's compliance with all rules, regulations, standards or requirements of the applicable Major League, Player shall promptly notify Finlete in writing if at any time during the Term, any of the representations, warranties or covenants made by the Player on Exhibit A become untrue or inaccurate in any material respect.

4.3   Contracts. Player shall promptly notify Finlete in writing and provide copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Player receives any notice of termination, cancellation, breach or default under any such Contract; (b) Player becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Player under any such Contract; (c) Player becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Player under any such Contract with any person or entity, or Player receives any demand for such renegotiation.

4.4   Additional Information. Player shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Baseball Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

5.   REPRESENTATIONS, WARRANTIES, AND COVENANTS.

5.1 Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

5.2 Player's Representations, Warranties, and Covenants. Player hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Player shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Player has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Player's Professional Baseball Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Player shall not grant any right described in Section 5.2(c) to any third-party other than Major League Baseball Certified Agents, without the prior written consent of Finlete; (e) Player has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Player is entering into this Agreement of Player's own free will and under no duress; and (f) **Player understands the risk that if Player has a successful baseball career, payments to Finlete may substantially exceed the Finlete Payment.**

5.3   Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF PLAYER.

6.   CONFIDENTIAL INFORMATION

6.1   Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Player prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing, shall be considered "**Confidential Information**". Additionally, any information Player provides to Finlete pursuant to Section 4.4 of this Agreement and any information marked "confidential", "proprietary" or any term of substantially similar meaning by Player shall also be treated as Confidential Information. For purposes of this Section 6.1, a Party providing confidential information shall be known as a "Disclosing Party" and the Party receiving confidential information shall be known as a "Receiving Party." Finlete is the Disclosing Party with regard to the terms and conditions of this Agreement.

6.2   Use and Disclosure Restrictions. These use and disclosure restrictions only apply to a Receiving Party. Further, each Party shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement and Finlete's business operations and financing arrangements; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.3; (d) undertake whatever action is necessary (or authorize the other Party to do so in the name of such Party) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

6.3   Exclusions. The foregoing restrictions on disclosure and use shall not apply to the Disclosing Party or with respect to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Receiving Party; (b) was known by the Receiving Party without confidential or proprietary restriction before receipt from the Disclosing Party; or (c) becomes known to the Receiving Party without confidential or proprietary restriction. In addition, the Receiving Party may use or disclose Confidential Information of the Disclosing Party if: (i) approved in writing or (ii) the Receiving Party is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Receiving Party shall cooperate with the Disclosing Party, at the Disclosing Party's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Confidential Information. Player may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Player has signed a contract to serve as a Player Agent or Expert Agent Advisor as defined under the MLBPA Regs, accountants, banks, and financing sources and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder. Further, Finlete may disclose its relationship with Player and promote the items, events and experiences provided for pursuant to Section 3.2 and disclose such other information reasonably determined by Finlete as it deems necessary in connection with obtaining financing for its business operations.

6.4 **Equitable Relief.** The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of the other Party's Confidential Information or any other breach of any provision of this Section 6 will cause irreparable harm and significant injury to the other Party, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, each Party agrees that the other Party, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Section 6 without the necessity of posting any bond or other security. Each Party shall notify the other Party in writing immediately upon becoming aware of any such breach or threatened breach.

7. INDEMNIFICATION.

7.1 **Indemnification by Player.** Player shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "**Finlete Indemnified Parties**") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Player, including directly or indirectly by any Player affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Player; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

7.2 **Indemnification Process.** In the event that a Finlete Indemnified Party makes or receives any, claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Player of the Claim; provided that delay or failure to notify Player shall not relieve Player of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Player may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Player, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Player does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Player shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Player shall have the right to participate in such defense at its own expense. If Player controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

8. LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO

THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT AMOUNT. PLAYER RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN SECTION 3.2.

9.   DISPUTE RESOLUTION

9.1   Binding Arbitration. All claims with a value of $100,000 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

9.1.1   An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved party knew or should have known of the controversy, claim, dispute, or breach.

9.1.2   The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

9.1.3   The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the parties, and may be entered as a judgment in any court of competent jurisdiction.

9.1.4   The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

9.1.5 If Player unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Player agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

9.1.6 The parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth herein under Section 9.1 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

9.1.7 The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Player.

9.2   Location of Arbitration. Arbitration shall be initiated in New York City, New York, United States of America, and the Parties agree to submit to the personal jurisdiction of any court in New York City, New York, United States of America, in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

9.3   Governing Law. This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York.

10.   TERM AND TERMINATION.

10.1   Term. This term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

10.2   Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Player and Finlete.

10.3   Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

10.4   Termination for Death. If a Player dies before the expiration of the Term of this agreement, this Agreement shall remain in effect and shall apply to all Professional Baseball Earnings earned or received after the Player's death.

10.5 **This Agreement is not terminated by an election of free agency, voluntary retirement, or unconditional release under any circumstances.**

10.6 **Effect of Termination.** The provisions of Sections 2.1, 2.2, (to the extent that any Player Payments due thereunder remain payable after termination or expiration of this Agreement) and Sections 2.3, 2.4, 2.6, 2.7, 4, 5, 6, 7, 8, 10.4 and 11 shall survive the expiration or any termination of this Agreement, and Section 3.2's provisions other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.3 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such party under this Agreement or applicable law.

11.   GENERAL PROVISIONS.

11.1 **Notices.** Any notice, request, demand or other communication required or permitted hereunder shall be in writing, including by electronic mail, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement and to the notice of the person executing this Agreement (or to such other address as may be designated by a party by giving written notice to the other party pursuant to this Section 11.1).

11.2 **Assignment.** This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Player. Finlete may assign its rights and obligations under this Agreement without Player's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their successors and assigns.

11.3 **Mutual Non-Disparagement.** Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

11.4 **Waiver.** The waiver by either Party of a breach of or a default under any provision of this Agreement, shall be in writing and shall not be construed as a waive1- of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

11.5   Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the parties and reformed without further action by the parties to the extent necessary to make such provision valid and enforceable.

11.6 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

11.7 Language and Interpretation. This Agreement is may be provided to the Parties in the Spanish, Japanese, Korean, Chinese and English languages. All versions shall have the same legal effect. All references to currency or money in this Agreement are denominated in United States Dollars unless expressly stated otherwise. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

11.8 Entire Agreement. This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Player.

(*Signatures appear on following page.*)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by duly authorized representatives of the parties as of the dates next to their names.

For Finlete Funding, Inc.:   For Player:

By: _G. Rlle Cean_   _[signature]_

Name: _George Robert Connolly_   Echedry Miguel Vargas Henriquez

Title: _CEO_   Amount of the Finlete Payment:

Date: _1/15/24_   Five Hundred Thousand Dollars
                                                         ($500,000.00)

                                                         Date: _01/04/2024_

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